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[redacted]

09058749

Securities and Exchange Commission
RECEIVED

FEB 27 2009

Office of Compliance Inspection and Examinations

SEC ... IISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46816

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Standard New York Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

320 Park Avenue, 19th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Albert Maartens 212-407-5022
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rayfield & Licata, PC
(Name – *if individual, state last, first, middle name*)

354 Eisenhower Parkway	Livingston	NJ	07039
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/17

AFFIRMATION

I, Albert Maartens, affirm that to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Standard New York Securities, Inc., as of December 31, 2008, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

[signature] 2/6/2009
Signature Date

President
Title

Subscribed and sworn to before me
on this 6th day of February, 2009

[signature]
Notary Public

ROBERTA G. ROSENBLATT
NOTARY PUBLIC, STATE OF NEW YORK
No. 01R06129557
QUALIFIED IN NEW YORK COUNTY
MY COMMISSION EXPIRES JUNE 13, 2009

This report ** contains (check all applicable boxes):

(x) (a) Facing Page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholder's Equity.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934.
(x) (h) Computation of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( ) (i) Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( ) (j) A Reconciliation, Including Appropriate Explanations of the Computation of Net Capital Pursuant to Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the Audited and Unaudited Statement of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A Copy of the SIPC Supplemental Report.
( ) (n) A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.
(x) (o) Independent Auditors' Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STANDARD NEW YORK SECURITIES, INC.
(a wholly owned subsidiary of Standard New York, Inc.)

AUDITED STATEMENT OF FINANCIAL CONDITION AND
INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

DECEMBER 31, 2008

Rayfield & Licata • Certified Public Accountants

STANDARD NEW YORK SECURITIES, INC.
(a wholly owned subsidiary of Standard New York, Inc.)

AUDITED STATEMENT OF FINANCIAL CONDITION AND
INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

DECEMBER 31, 2008

Rayfield & Licata
Certified Public Accountants

JOSEPH A. LICATA Sr.*
JOSEPH A. SPERANZA*
ROBERT R. ROSS*
JOSEPH A. LICATA*
CHRISTOPHER D. LICATA*
EDWARD J. LINDER*

* CPA - NJ, NY

Board of Directors and Stockholder
Standard New York Securities, Inc.

Independent Auditors' Report

We have audited the accompanying statement of financial condition of Standard New York Securities, Inc. as of December 31, 2008 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Standard New York Securities, Inc. as of December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Rayfield & Licata

February 6, 2009
New York, New York

354 Eisenhower Parkway • Livingston, New Jersey 07039 • (973) 740-0200 • Fax (973) 740-1084

New York, New York • (212) 682-2552 / Jersey City, New Jersey • (201) 938-1610

E-mail rlnjo@aol.com • Website www.rayfield-licata.com

STANDARD NEW YORK SECURITIES, INC.
(a wholly owned subsidiary of Standard New York, Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

ASSETS		
Cash	$8,348,680	
Due from clearing broker	3,202	
Due from affiliates	1,505,421	
Deferred income taxes	151,949	
Other assets	45,353	
Total assets		$10,054,605

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Due to affiliate	$ 461,472	
Accrued compensation and benefits	566,780	
Accrued expenses and other liabilities	303,620	
Total liabilities		$1,331,872
STOCKHOLDER'S EQUITY		
Common stock ($1 par value) 5,000 shares authorized 3,000 shares outstanding	3,000	
Paid in capital	6,135,840	
Retained earnings	2,583,893	
Total stockholder's equity		8,722,733
Total liabilities and stockholder's equity		$10,054,605

See Notes to financial statement

STANDARD NEW YORK SECURITIES, INC.
(a wholly owned subsidiary of Standard New York, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Organization

The Company was established to introduce emerging market trading business to an affiliate and to expand the client base of this affiliate in North and South America. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority and the National Futures Association.

The Company is a wholly owned subsidiary of Standard New York, Inc. and an affiliate of Standard Americas, Inc. through common ownership, management and administrative staff. Standard New York, Inc. is a wholly owned subsidiary of SBIC Investments S.A. (Luxembourg), which is a majority owned subsidiary of Standard International Holdings S.A., and an indirect wholly owned subsidiary of the Standard Bank Investment Corporation Limited (Stanbic).

B. Fair Value of Financial Instruments

The fair value of all financial instruments is estimated to be their carrying values as all financial instruments are either at market or short term in nature.

C. Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year end rates of exchange.

D. Securities Transactions

Securities transactions are recorded on the trade date as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their settlement date are recorded net on the statement of financial condition. The Company's securities transactions are cleared through a financial institution on a fully disclosed basis.

E. Share-Based Compensation Plans

The Company accounts for share-based compensation plans of an affiliate covering certain of its employees using the fair value based method,

whereby, the Company's liability is valued on a periodic basis based upon established criteria. The change in liability for the share-based compensation plans is expensed over the relevant vesting periods and includes assumptions, where appropriate, about future performance and leavers. For the shadow share options plan, the portion of the liability which is funded by an affiliated entity is treated as a capital contribution and credited directly to equity.

F. Income Taxes

The Company is included in the consolidated Federal, state, and local income tax returns filed by its Parent. These consolidated income tax returns include the Company, its Parent and an Affiliate. Under this group's tax sharing policy, income taxes are allocated to the Company on a separate return basis. Any income taxes due for the consolidated group are remitted by the Affiliate to the taxing authorities on behalf of the consolidated entities. The Company reimburses the Affiliate for its allocated portion of the income taxes.

Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are used to reduce deferred tax assets to the amount considered likely to be realized.

G. Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Accordingly, actual results could differ from those estimates.

NOTE 2 - DUE FROM CLEARING BROKER

Due from clearing broker consists of cash deposits with a financial institution.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company has an agreement with Standard Bank PLC, an affiliated entity which, among other terms and conditions, provides that a portion of trading profits generated from certain transactions are allocated

between the Company and the affiliate.

In a prior year, Standard International Holdings S.A. (SIH), an affiliated entity began implementation of a cash-settled shadow share options based compensation plan. As a member entity of the Standard Bank Group, this plan covers certain employees of the Company. The plan is a long term staff incentive arrangement, the purpose of which is to link the value of the shadow share options granted to selected employees to the performance of SIH. The Plan provides for participants to be rewarded in cash by reference to the growth in value of the shadow shares. The shadow share options have a ten year life and become fully vested after a five year term. Upon vesting and up until the expiration of the shadow share options, exercise may take place one month after the approval of specified financial results of Standard Bank Group with settlement occurring automatically on the earlier of the tenth anniversary of the award date or upon termination of employment. The statement of financial condition includes an accrued compensation liability of approximately $213,000 related to this plan. Paid in capital includes $138,840 representing SIH's capital contribution to fund the plan.

Commencing in 2008, the Standard Bank Group began implementation of a new cash-settled share-based compensation plan called the Standard Bank Group Quanto Stock plan. As a member entity of the Group, this plan covers certain employees of the Company. The plan awards employees stock units, the value of which is based upon the Standard Bank Group shares listed on the Johannesburg Stock Exchange. The awards vest at the end of a three year period and the exercise of these awards occurs automatically on the earlier of the fourth anniversary of the award date or, subject to certain conditions, upon termination of employment. The plan also includes a discretionary option for an additional amount to be paid provided the employee is in service for four years. The statement of financial condition includes an accrued compensation liability of approximately $353,000 related to this plan.

The following table summarizes activity under these share-based compensation plans

	Shadow Shares	Quanto Stock Units
Outstanding at January 1, 2008	816,332	
Awarded/Issued		15,940
Leavers/Lapses		(355)
Exercised	(175,286)	(979)
Outstanding at December 31, 2008	641,046	14,606

There were no shadow shares granted during 2008. The outstanding shadow shares at December 31, 2008 expire through January 2017. As of December 31, 2008, approximately $106,000 of compensation cost related to unvested shadow shares has not yet been recognized. Such costs will be recorded over the remaining vesting period.

The Quanto Stock units were awarded to employees in January 2008 with grant price of $92 per unit. The outstanding Quanto Stock units at December 31, 2008 are scheduled to be exercised in January 2012. As of December 31, 2008, approximately $706,000 of compensation cost related to unvested Quanto Stock units has not been recognized. Such costs will be recorded over the remaining vesting period.

Due from affiliates of $1,505,421 as of December 31, 2008 consists of $1,496,123 due from Standard Bank PLC related to its revenue sharing arrangement and $9,298 due from SIH related to its capital contribution to the Company.

In the normal course of business, Standard Americas, Inc., an affiliated entity, pays certain expenses on behalf of the Company. At December 31, 2008, the due to affiliate balance of $461,472 represents amounts due to this affiliate for reimbursement of these items.

On September 29, 1994, the Company entered into a subordinated borrowing agreement with SBIC Investments S.A. (Luxembourg), an affiliated entity, for $6,000,000. Such amount was repaid in June 2008 pursuant to the approval of the Financial Industry Regulatory Authority.

NOTE 4 - EMPLOYEE SAVINGS PLAN

The Company's parent sponsors an employee savings plan for the Company under section 401(k) of the Internal Revenue Code. The plan covers all employees. The Company made contributions of approximately $264,000 to the plan in 2008.

NOTE 5 - DEFERRED INCOME TAXES

The tax effects of temporary differences that gave rise to the deferred income tax asset are as follows

Compensation	$252,133
Less valuation allowance for unexercised shadow share options	(100,184)
Total deferred income tax asset	$151,949

NOTE 6 - CREDIT RISK

The Company maintains its cash balances in a checking account with a financial institution in excess of the FDIC insured limits. The Company does not anticipate nonperformance by the financial institution.

NOTE 7 - REGULATORY REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $7,757,914, which was $7,657,914 in excess of its required net capital of $100,000. Also, the Company's ratio of aggregate indebtedness to net capital was .17 to 1 at December 31, 2008.

Rayfield & Licata

Certified Public Accountants

JOSEPH A. LICATA Sr.*
JOSEPH A. SPERANZA*
ROBERT R. ROSS*
JOSEPH A. LICATA*
CHRISTOPHER D. LICATA*
EDWARD J. LINDER*

* CPA - NJ, NY

Board of Directors and Stockholder
Standard New York Securities, Inc:

Independent Auditors' Report On Internal Control

In planning and performing our audit of the financial statements of Standard New York Securities, Inc. as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Security and Exchange Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

354 Eisenhower Parkway • Livingston, New Jersey 07039 • (973) 740-0200 • Fax (973) 740-1084

New York, New York • (212) 682-2552 / Jersey City, New Jersey • (201) 938-1610

E-mail rlnjo@aol.com • Website www.rayfield-licata.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Security and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the Security and Exchange Commission's objectives.

This report is intended solely for the information and use of the Company's Board of Directors, Management, the Security and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rayfield & Licata

February 6, 2009
New York, New York